Exhibit 99.1

Saratoga Investment Corp.

Computation of Ratios of Earnings to Fixed Charges

	For the Year Ended	For the Year Ended
	February 28, 2014	February 28, 2013
Earnings:
Net increase in net assets resulting from operations	$8,744,367	$14,601,917
Income tax expense, including excise tax	—	—
Total earnings before taxes	$8,744,367	$14,601,917
Fixed Charges:
Interest Expense	$6,083,891	$2,540,413
Total fixed charges	$6,083,891	$2,540,413
Earnings available to cover fixed charges	$14,828,258	$17,142,330
Ratio of earnings to fixed charges	2.4	6.7